Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Re: Withdrawal of the Post-Qualification Amendment Offering Statement on Form 1-A (File No. 024-11171)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended (“Regulation A”), Concreit Fund I LLC (the “Company”) respectfully requests the withdrawal of its Post-Qualification Amendment of the Offering Statement on Form 1-A (File No. 024-11171), publicly filed with the Securities and Exchange Commission (the “Commission”) on June 28, 2024.

We represent pursuant to Rule 258 of Regulation A that no securities have been sold since the last post-qualification amendment was filed on June 28, 2024.

The Company is withdrawing the Post-Qualification Amendment given that the last qualification on May 13, 2021 is just over 3 years. We have recently submitted a 1-A requesting qualification on July 2, 2024.

Sincerely,

/s/ Sean Hsieh

Sean Hsieh, CEO of Concreit Inc., Manager of Concreit Fund Management LLC